UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GMH Communities Trust

(Name of Issuer)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

36188G 10 2

(CUSIP Number)

10 Campus Boulevard, Newtown Square, PA  19073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36188G 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary M. Holloway, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,070,198(1) (See Item 4)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,070,198(1) (See Item 4)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) IN

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share (“common shares”), of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1)  Consists of common shares that may be acquired upon redemption of units of limited partnership interest (“units”) in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2)  The reporting person, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, disclaims beneficial ownership of 11,550 common shares held by his spouse.  Does not include 10,800,646 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares. See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) College Park Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250,000(1) (See Item 4)

	8.	Shared Voting Power 4,820,198(1) (See Item 4)

	9.	Sole Dispositive Power 1,250,000(1) (See Item 4)

	10.	Shared Dispositive Power 4,820,198(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) CO

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares. See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMH Business Support, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,667(1) (See Item 4)

	8.	Shared Voting Power 6,053,531(1) (See Item 4)

	9.	Sole Dispositive Power 16,667(1) (See Item 4)

	10.	Shared Dispositive Power 6,053,531(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) CO

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GHTomed, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,458(1) (See Item 4)

	8.	Shared Voting Power 6,062,740(1) (See Item 4)

	9.	Sole Dispositive Power 7,458(1) (See Item 4)

	10.	Shared Dispositive Power 6,062,740(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) CO

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMH Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000(1) (See Item 4)

	8.	Shared Voting Power 6,045,198(1) (See Item 4)

	9.	Sole Dispositive Power 25,000(1) (See Item 4)

	10.	Shared Dispositive Power 6,045,198(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) CO

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Corporate Flight Services, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,083(1) (See Item 4)

	8.	Shared Voting Power 6,068,115(1) (See Item 4)

	9.	Sole Dispositive Power 2,083(1) (See Item 4)

	10.	Shared Dispositive Power 6,068,115(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) CO

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GH 353 Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,083(1) (See Item 4)

	8.	Shared Voting Power 6,068,115 (See Item 4)

	9.	Sole Dispositive Power 2,083 (See Item 4)

	10.	Shared Dispositive Power 6,068,115 (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198 (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) CO

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares.  See Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LVWD, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,500(1) (See Item 4)

	8.	Shared Voting Power 6,057,698(1) (See Item 4)

	9.	Sole Dispositive Power 12,500(1) (See Item 4)

	10.	Shared Dispositive Power 6,057,698(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,070,198(1) (See Item 4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(2)

13.	Percent of Class Represented by Amount in Row (11) 20.0%* (See Item 4)

14.	Type of Reporting Person (See Instructions) PN

* Based on 30,350,989 common shares of beneficial interest, par value $0.001 per share, of the Issuer outstanding as of December 13, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2004.

(1) Consists of common shares that may be acquired upon redemption of units in GMH Communities, LP, the operating partnership of the Issuer, upon election of the holder and after the units have been held for at least one year (November 2, 2005).

(2) Does not include 10,789,096 units which are not redeemable for common shares because the reporting person’s beneficial ownership of common shares is restricted to no more than 20% of the then outstanding common shares. See Item 4 below.

Item 1.	Security and Issuer

This statement relates to common shares of beneficial interest, par value $0.001 per share (“Common Shares”), of GMH Communities Trust, a Maryland real estate investment trust (the “Issuer”), that are issuable to the Reporting Persons (as defined in Item 2 below) upon redemption of units of limited partnership interest in GMH Communities, LP, a Delaware limited partnership and the operating partnership of the Issuer (the “Operating Partnership”). The principal executive offices of the Issuer are located at 10 Campus Boulevard, Newtown Square, Pennsylvania 19073.

Item 2.	Identity and Background

(a)-(c) and (f). This statement is being filed by Gary M. Holloway, Sr., the Chairman of the Board, President and Chief Executive Officer of the Issuer, and the following affiliates of Mr. Holloway: College Park Management, Inc., a Delaware corporation; GMH Business Support, Inc., a Delaware corporation; GHTomed, Ltd., a Pennsylvania corporation; GMH Associates, Inc., a Pennsylvania corporation; Corporate Flight Services, Inc., a Delaware corporation; GH 353 Associates, Inc., a Pennsylvania corporation; and LVWD, Ltd., a Florida limited partnership (collectively, the “Holloway Group” or the “Reporting Persons”). The Reporting Persons entered into a joint filing agreement dated February 11, 2005, a copy of which is attached as Exhibit 1.

The business address of each Reporting Person is c/o GMH Communities Trust, 10 Campus Boulevard, Newtown Square, PA  19073. Additional information about each partner, general partner, director and executive officer, as the case may be, of the Reporting Persons that are limited partnerships or corporations is set forth in Schedule I. Mr. Holloway and all of the persons listed in Schedule I are citizens of the United States of America.

(d) and (e). No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons were issued units of limited partnership interest in the Operating Partnership in exchange for the contribution of assets as part of the initial formation of the Operating Partnership completed prior to and in preparation for the Issuer’s initial public offering in November 2004 (the “IPO”).  A description of the transactions pursuant to which these units of limited partnership interest were issued is provided in Item 4 below, and is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

In contemplation of the IPO, the Operating Partnership was formed on July 27, 2004, when Mr. Holloway, together with entities wholly owned by him, contributed various assets to the Operating Partnership, including interests in the following: certain student housing properties, agreements to acquire student housing properties, military housing privatization projects, entities that operate the development, construction, renovation and management services for military housing privatization projects, and the awards of the exclusive right to negotiate certain military housing privatization projects with the U.S. military (collectively, the “Initial OP Contributed Assets”). Pursuant to the Agreement of Limited Partnership of the Operating Partnership, dated July 27, 2004 (the “Original Partnership Agreement”), (i) Mr. Holloway received 66,000 Class A partnership units in the Operating Agreement, including a managing general partnership interest and limited partnership interests, in exchange for the Initial OP Contributed Assets; and (ii) affiliates of Vornado Realty Trust (“Vornado”) received 34,000 Class B partnership units in the Operating Partnership, including a general partnership interest and limited partnership interests, in connection with Vornado’s commitment to contribute up to $159.0 million in cash to the Operating Partnership prior to the IPO. The Reporting Persons also entered into a Contribution Agreement, dated October 18, 2004, with the Operating Partnership, pursuant to which they agreed, in contemplation of the IPO, to contribute additional assets to the Operating Partnership, including interests in the entities that owned the Issuer’s corporate jet and headquarters building and an additional student housing property (the “Additional OP Contributed Assets”), in exchange for units of limited partnership interest in the Operating Partnership. Simultaneously with the closing of the IPO on November 2, 2004, the following events occurred:

•     the Operating Partnership redeemed all of Vornado’s Class B partnership units under the Original Partnership Agreement for a cash amount and the Original Partnership Agreement was amended and restated (the “Amended and Restated Partnership Agreement”). Under the Amended and Restated Partnership Agreement, the Issuer, through its wholly subsidiary GMH Communities GP Trust, became the sole general partner of the Operating Partnership;

•     Pursuant to the Amended and Restated Partnership Agreement, Mr. Holloway’s Class A limited and managing general partnership units in the Operating Partnership became a number of units of limited partnership interest (“OP units”) representing a 34% limited partnership interest in the Operating Partnership.  In addition, the Reporting Persons completed their contribution of the Additional OP Contributed Assets to the Operating Partnership, and became the holders of an aggregate of 16,859,294 OP units as follows:

Gary M. Holloway, Sr. – 15,543,503 (excluding 2,765,000 OP units that Mr. Holloway, upon receipt of such OP units, immediately transferred to other individuals)

College Park Management, Inc. – 1,250,000
GMH Business Support, Inc. – 16,667
GHTomed, Ltd. – 7,458
GMH Associates, Inc. – 25,000
Corporate Flight Services, Inc. – 2,083
GH 353 Associates, Inc. – 2,083
LVWD, Ltd. – 12,500

By the filing of this statement on Schedule 13D, the Reporting Persons do not admit that the acquisition of these OP units pursuant to the Amended and Restated Partnership Agreement constituted the acquisition of securities with the “effect of changing or influencing control” of the Issuer for purposes of Rule 13d-1 of the Act, since, regardless of the ownership of these OP units, Mr. Holloway had the ability to control the Issuer, as the president and chief executive officer of the Issuer, prior to November 2, 2004.

Pursuant to the Amended and Restated Partnership Agreement, the Reporting Persons may not redeem the OP units for Common Shares until such time as the OP units have been held for at least one year (November 2, 2005), and, even after that date, the Holloway Group will be restricted from requiring the Operating Partnership to redeem a number of its OP units for Common Shares that would equal in excess of  20% of the outstanding Common Shares of the Issuer.  Accordingly, the Reporting Persons have included in this statement only 6,070,198 Common Shares issuable upon redemption of OP units, which, if redeemed for Common Shares, would equal 20% of the 30,350,989 Common Shares outstanding as of December 13, 2004.  As the number of outstanding Common Shares of the Issuer increases in the future, however, the number of Common Shares that the Holloway Group may acquire upon redemption of OP units will increase, but in no event shall equal in excess of 20% of the then outstanding Common Shares. In addition, to the extent that the Reporting Persons acquire additional Common Shares, through the redemption of OP units or otherwise, the number of OP units redeemable for Common Shares would decrease such that the Holloway Group may own no more than 20% of the then outstanding Common Shares.

Pursuant to Mr. Holloway’s employment agreement with the Issuer, dated November 2, 2004, Mr. Holloway has the right, so long as he is the chief executive officer of the Issuer, to nominate a certain number of members to the Issuer’s board of trustees based on the following percentages of outstanding Common Shares owned by Mr. Holloway and his affiliates on a fully-diluted basis assuming conversion of all outstanding OP units in the Operating Partnership, other than OP units held by the Issuer:

•              three trustees, including himself, to the extent he owns at least 20%;
•              two trustees, including himself, to the extent he owns at least 10% but less than 20%; and
•              himself to the extent he owns less than 10%.

Except as disclosed herein, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b).  See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2 through 9 above, which are incorporated herein by reference.  To the best knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially own any Common Shares other than the Common Shares identified herein.

(c) No transactions in the Common Shares were effected by the Reporting Persons during the past 60 days, or to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule I hereto during the past 60 days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, other than Mr. Holloway.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Prior to the IPO, Mr. Holloway entered into a lock-up agreement (“Lock-up Agreement”) with the managing underwriters of the IPO, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (together, the “Managing Underwriters”), pursuant to which Mr. Holloway, entities wholly owned directly or indirectly by him, and other entities affiliated with him, agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge Common Shares or securities convertible into or exchangeable for Common Shares (such as OP Units), without the prior written consent of the Managing Underwriters, until the expiration of one year from the date of the final prospectus relating to the IPO (i.e., October 28, 2005).  Other than the Lock-up Agreement and the arrangements described in Item 4 above (which Item 4 is incorporated by reference herein), there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other individuals with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated February 11, 2005, between Gary M. Holloway, Sr., College Park Management, Inc., GMH Business Support, Inc., GHTomed, Ltd., GMH Associates, Inc., Corporate Flight Services, Inc., GH 353 Associates, Inc. and LVWD, Ltd.

Exhibit 2 – Contribution Agreement, dated July 27, 2004, by and among GMH Communities, LP, GMH Communities GP, LLC and GMH LP LLC. (Incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on August 11, 2004)

Exhibit 3 - Contribution Agreement, effective as of October 18, 2004, by and among GMH Communities, LP, Corporate Flight Services, Inc., GH 353 Associates, Inc., LVWD, Ltd., GMH Capital Partners Asset Services, LP and Gary M. Holloway. (Incorporated by reference to Exhibit 10.8 of Amendment No. 6 to the Issuer’s Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on October 26, 2004)

Exhibit 4 - Second Amended and Restated Agreement of Limited Partnership of GMH Communities, LP (Incorporated by reference to Exhibit 3.3 of Amendment No. 7 to the Issuer’s Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on October 27, 2004)

Exhibit 5 – Employment Agreement, dated November 2, 2004, between the Issuer and Gary M. Holloway (Incorporated by reference to Exhibit 10.2 of Amendment No. 7 to the Issuer’s Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on October 27, 2004)

Schedule I

The following is a list of directors, partners and executive officers of the Reporting Persons that are corporations or partnerships, their residence or business address, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.

College Park Management, Inc.

Name	Residence or Business Address	Present Principal Occupation

Gary M. Holloway, Sr., Sole Director, President, Secretary and Treasurer	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Anthony Cardamone, Assistant Secretary	(same as above)	Director of Tax of GMH Communities Trust

GHTomed, Ltd.

Name	Residence or Business Address	Present Principal Occupation

Gary M. Holloway, Sr., President and sole shareholder	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Bruce F. Robinson, Vice President and Treasurer	(same as above)	Trustee and President of Military Housing Division of GMH Communities Trust
Joseph Macchione, Vice President and Treasurer	(same as above)	Senior Vice President, General Counsel and Secretary of GMH Communities Trust
Denise Hubley, Assistant Secretary	(same as above)	Senior Vice President, Operations of GMH Military Housing, LLC
Christopher Williams, Assistant Secretary	(same as above)	Senior Vice President, Project Management of GMH Military Housing, LLC
Robert DiGiuseppe, Assistant Secretary	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President of GMH Capital Partners

GMH Business Support, Inc.

Name	Residence or Business Address	Present Principal Occupation

Gary M. Holloway, Sr., Director, President and sole shareholder	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Bruce F. Robinson, Director, Vice President and Treasurer	(same as above)	Trustee and President of Military Housing Division of GMH Communities Trust
Robert DiGiuseppe, Director and Assistant Secretary	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President of GMH Capital Partners
Denise Hubley, Assistant Secretary	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President, Operations of GMH Military Housing, LLC
Anthony Cardamone, Assistant Secretary	(same as above)	Director of Tax of GMH Communities Trust
Joseph Macchione, Assistant Secretary	(same as above)	Senior Vice President, General Counsel and Secretary of GMH Communities Trust

GMH Associates, Inc.

Name	Residence or Business Address	Present Principal Occupation

Gary M. Holloway, Sr., Director, President and sole shareholder	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Bruce F. Robinson, Director, Vice President and Treasurer	(same as above)	Trustee and President of Military Housing Division of GMH Communities Trust
Robert DiGiuseppe, Director and Assistant Secretary	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President of GMH Capital Partners

Denise Hubley, Assistant Secretary	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President, Operations of GMH Military Housing, LLC
Anthony Cardamone, Assistant Secretary	(same as above)	Director of Tax of GMH Communities Trust
Joseph Macchione, Assistant Secretary	(same as above)	Senior Vice President, General Counsel and Secretary of GMH Communities Trust
John Ferer, Assistant Secretary	(same as above)	Associate General Counsel of GMH Communities Trust

Corporate Flight Services, Inc.

Name	Residence or Business Address	Present Principal Occupation

Gary M. Holloway, Sr., Director, President and sole shareholder	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Bruce F. Robinson, Director, Vice President and Treasurer	(same as above)	Trustee and President of Military Housing Division of GMH Communities Trust
Joseph Macchione, Vice President and Secretary	(same as above)	Senior Vice President, General Counsel and Secretary of GMH Communities Trust
Denise Hubley, Assistant Secreatry	(same as above)	Senior Vice President, Operations of GMH Military Housing, LLC
Robert DiGiuseppe, Director and Assistant Secretary	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President of GMH Capital Partners

GH 353 Associates, Inc.

Name	Residence or Business Address	Present Principal Occupation

Gary M. Holloway, Sr., Director, President and sole shareholder	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Bruce F. Robinson, Director, Vice President and Treasurer	(same as above)	Trustee and President of Military Housing Division of GMH Communities Trust

Robert DiGiuseppe, Director and Assistant Secretary	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President
Denise Hubley, Assistant Secretary	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President, Operations of GMH Military Housing, LLC
Anthony Cardamone, Assistant Secretary	(same as above)	Director of Tax of GMH Communities Trust
David R. Forrest, Assistant Secretary	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Vice President of GMH Capital Partners

LVWD, Ltd.

Name	Residence or Business Address	Present Principal Occupation

GHLVWD, Inc., a Florida corporation and the general partner of LVWD, Ltd.	c/o GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	N/A
Gary M. Holloway, Sr., Director, President and sole shareholder of GHLVWD, Inc.	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Chairman, President and Chief Executive Officer of GMH Communities Trust
Bruce F. Robinson, Director, Vice President and Treasurer of GHLVWD, Inc.	(same as above)	Trustee and President of Military Housing Division of GMH Communities Trust
Joseph Macchione, Vice President and Secretary of GHLVWD, Inc.	GMH Communities Trust 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President, General Counsel and Secretary of GMH Communities Trust
Denise Hubley, Assistant Secretary	(same as above)	Senior Vice President, Operations of GMH Military Housing, LLC
Anthony Cardamone, Assistant Secretary	(same as above)	Director of Tax of GMH Communities Trust
Robert DiGiuseppe, Director and Assistant Secretary of GHLVWD, Inc.	GMH Capital Partners 10 Campus Boulevard Newtown Square, PA 19073	Senior Vice President of GMH Capital Partners
David R. Forrest, Assistant Secretary	(same as above)	Vice President of GMH Capital Partners
Rand Ginsburg, Assistant Secretary	(same as above)	Senior Vice President of Operations of GMH Capital Partners

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005
Date
/s/ Gary M. Holloway, Sr.
Signature
Gary M. Holloway, Sr.
Name/Title

Exhibit Index

Exhibit Number	Description

Exhibit 1

Joint Filing Agreement, dated February 11, 2005, between Gary M. Holloway, Sr., College Park Management, Inc., GMH Business Support, Inc., GHTomed, Ltd., GMH Associates, Inc., Corporate Flight Services, Inc., GH353 Associates, Inc. and LVWD, Ltd.

Exhibit 2

Contribution Agreement, dated July 27, 2004, by and among GMH Communities, LP, GMH Communities GP, LLC and GMH LP LLC. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Amendment No. 1 to its Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on August 11, 2004)

Exhibit 3

Contribution Agreement, effective as of October 18, 2004, by and among GMH Communities, LP, Corporate Flight Services, Inc., GH 353 Associates, Inc., LVWD, Ltd., GMH Capital Partners Asset Services, LP and Gary M. Holloway. (Incorporated by reference to Exhibit 10.8 of the Issuer’s Amendment No. 6 to its Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on October 26, 2004)

Exhibit 4

Second Amended and Restated Agreement of Limited Partnership of GMH Communities, LP (Incorporated by reference to Exhibit 3.3 of the Issuer’s Amendment No. 7 to its Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on October 27, 2004)

Exhibit 5

Employment Agreement, dated November 2, 2004, between the Issuer and Gary M. Holloway (Incorporated by reference to Exhibit 10.2 of the Issuer’s Amendment No. 7 to its Registration Statement on Form S-11 (File No. 333-116343) as filed with the Commission on October 27, 2004)